Exhibit 99.2

To:	All employees
From:	Kerry Clark
Re:	Today’s press release

By now I hope you’ve seen a news release we issued earlier today (LINK) about two important board actions: declaration of our 99th consecutive regular quarterly dividend and a proposed stock option exchange program.

Details about the exchange program will be contained in a preliminary proxy statement that will be filed in the next few days, but I wanted to provide you some context since we’ve never done anything like this before.

Stock options are an important part of compensation for leaders at Cardinal Health. In fact, we put more pay “at risk” for our senior leaders, meaning a significant portion of pay for directors, VPs and above is tied to overall company performance. This exchange program, which would allow eligible employees to exchange certain options for a lesser number of options at a more current price, restores the alignment of leaders with shareholders, and incents our leaders to stay focused on long-term company performance and success.

As we prepare to operate as two separate public companies following the spinoff of CareFusion, we believe the proposed stock option exchange program is critical to our success, and motivation and retention of our leadership talent. At the same time, the program is designed to be expense-neutral, which means we can restore the original intent of these options without incurring unnecessary costs.

The proposed exchange program, which would apply to about 2,300 Cardinal Health employees, requires a shareholder vote. Note that the exchange program is not open to board members, certain executives, retirees or employees who are no longer active. If you own Cardinal Health stock through the 401(k), ESPP program, deferred compensation plan or long-term incentive plan, you will, of course, have the opportunity to direct how your shares are voted at the special shareholder meeting on June 23. In the next few days, we will file a proxy statement about the new program, which will contain all the details. In the meantime, we wanted you to have a heads up so you’ll be prepared to review the proxy statement and vote.

When the proxy statement is mailed to you, please be sure to review it so that you can enter your vote as early as possible.

Thank you.

Additional Information Regarding the Option Exchange Program

In connection with the proposal to be voted on by Cardinal Health’s shareholders to approve the option exchange program, Cardinal Health will file a preliminary proxy statement with the Securities and Exchange Commission (SEC) and intends to file other relevant materials with the SEC, including a definitive proxy statement. Cardinal Health shareholders are urged to read these materials when they become available and before making any voting decision regarding the option exchange program, because they will contain important information about the proposal to be voted on by shareholders with respect to the option exchange program.

The option exchange program has not yet commenced. Cardinal Health will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the option exchange program. Eligible participants in the option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Cardinal Health shareholders and option holders will be able to obtain the written materials described above and other documents filed by Cardinal Health with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Cardinal Health with the SEC on the company’s Web site at the investor page on www.cardinalhealth.com.